U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE X-17A-5

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Crest Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 S.W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland (City) **OR** **97204**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, Chief Financial Officer **(503) 248-0721**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1300 S.W Fifth Avenue, Suite 3800	**Portland**	**OR**	**97201**
(ADDRESS) Name and Street	City	State	Zip Code

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Crest Securities, Inc., as of 12/31/07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MA... HANSCHAR
NO... -OREGON
CC... 389800
MY CO... APRIL 6, 2009

Daniel R. Shank

Daniel R. Shank
Chief Financial Officer

Dated 2-25-08

Mary M. Hanschar
Notary Public
MY COMMISSION EXPIRES 4-6-09

This report contains (check all applicable boxes):**

X	(a)	**Facing page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(1)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure**

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)**

PACIFIC CREST SECURITIES INC.

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Board of Directors
Pacific Crest Securities Inc.:

We have audited the accompanying statement of financial condition of Pacific Crest Securities Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Crest Securities Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Portland, Oregon
February 26, 2008

PACIFIC CREST SECURITIES INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	21,071,183
Deposit with clearing organization		100,000
Securities owned:		
Marketable		12,517
Nonmarketable		1,750
Due from clearing agent		2,918,848
Prepaid expenses and other		421,157
Notes receivable from employees		1,341,577
Receivables from noncustomers		2,235,031
Property and equipment, net		1,025,324
	$	29,127,387

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	10,426,883
Market value of securities sold, not yet purchased		5,473
Total liabilities		10,432,356
Commitments and contingencies		
Stockholders' equity:		
Common stock, full voting, no par value. Authorized 10,000,000 shares; issued and outstanding 3,362,080 and 3,570,080 shares in 2007 and 2006, respectively.		8,113
Common stock, limited-voting, no par value. Authorized 10,000,000 shares; issued and outstanding 1,572,900 and 1,223,500 shares in 2007 and 2006, respectively.		4,362,811
Notes receivable from stockholders		(1,483,104)
Retained earnings		15,807,211
Total stockholders' equity		18,695,031
	$	29,127,387

See accompanying notes to financial statement.

(1) General Information and Significant Accounting Policies

Pacific Crest Securities Inc. (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, and securities brokerage services, all of which have an impact on the Company's financial condition.

(a) Revenue Recognition

Brokerage transactions in equity securities and the related commission income and trading gains and losses are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Brokerage revenue also includes fees paid to the Company for equity research. These fees are recognized in income as earned. Investment banking fees are recognized as payments are received as opposed to recognizing the fees when they are earned. The use of the cash basis to recognize investment banking fees has not had a material impact on the financial statements.

(b) Income Taxes

The Company is an S Corporation as defined under Section 1362 of the Internal Revenue Code. Generally, the election permits the income of the S Corporation to be taxed to the stockholders of the corporation rather than to the corporation itself. However, the Company is liable for tax imposed on built-in gains of the assets and liabilities of the corporation on the date of election. Built-in gains are the differences between fair market value and tax basis of the Company's assets and liabilities. The tax applies when certain assets or liabilities are sold or realized for income tax purposes within the ten years following the effective date of the election. Anything disposed of subsequent to the ten-year holding period would not be subject to the built-in gains tax. The Company does not intend to sell assets or realize liabilities that would result in any built-in gains tax and accordingly, has not accrued a liability.

(c) Securities Valuation

Marketable securities owned and securities sold, but not yet purchased consist of corporate stock and are stated at market value, with changes therein reflected in the results of operations.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company monitors these securities for impairment and makes appropriate reductions in carrying value when an other than temporary decline is evident. At December 31, 2007, not readily marketable securities consist of warrants and stock at an estimated fair value of $1,750.

(d) ***Cash***

As of December 31, 2007, $20,312,100, of the Company's cash balance was held with the Company's clearing agent in interest-bearing accounts. The remaining cash balance of $759,083, was held at another financial institution.

(e) ***Due from Clearing Agent***

The Company's customers' transactions are introduced to the clearing agent for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. The amount due from clearing agent represents amounts receivable in connection with the clearance of customer securities transactions. The Company believes that all amounts are collectible and therefore has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of amounts due from clearing agent during the year ended December 31, 2007. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) ***Property and Equipment***

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(g) ***Receivables from Noncustomers***

Receivables from noncustomers relate to transactions derived from investment banking activity and research services provided to customers. Amounts due from noncustomers are recorded at the invoiced amount and do not bear interest. The Company believes that all material amounts are collectible and therefore has not recorded an allowance for doubtful accounts. The Company has a history of successfully collecting the originally invoiced amounts.

(h) ***Stock Option Plan***

The Company accounts for share-based compensation at fair value, in accordance with provisions under Statement of Financial Accounting Standards No. 123(R) - *Share-Based Payment*. For stock-based awards granted after January 1, 2006, the Company would recognize compensation expense based on estimated grant date; fair value using the Black-Scholes option-pricing model.

The Company did not grant any stock-based awards during 2007.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $13,667,963, which was $12,972,834 in excess of its required net capital of $695,129. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1 at December 31, 2007.

(4) Profit Sharing Plans

The Company has two qualified profit sharing and 401(k) plans (the Plans). Eligible employees may make voluntary contributions to the Plans up to 100% of their total compensation within the IRS guidelines. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

The Company's contributions to the Plans were $180,041 for the year ended December 31, 2007.

(5) Leases

The Company has noncancelable operating leases, which expire at various dates during the next three years, including leased premises for its Portland, Boston, Connecticut and California operations and equipment leases.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2007 are as follows:

Year ending December 31:	
2008	$ 874,599
2009	789,425
2010	430,473
	$ 2,094,497

(6) Stockholders' Equity

The Company has two types of stock. One type of stock has full voting rights on all matters put forth to the Company. The other has limited voting rights whereby the common stockholders have no right to vote on any matter except as otherwise required by the Oregon Business Corporation Act. Upon dissolution of the Company the limited voting common stockholders share equally with the common stockholders with full voting in the net assets.

The Company's S Corporation election permits the Company's income to be taxed to the stockholders of the corporation. Stockholder distributions are declared and paid at the discretion of the board of directors. During the year ended December 31, 2007, the Company paid cash distributions to its stockholders of $8,759,562.

(7) Phantom Stock Awards

Under the terms of the Directors Compensation Program, certain directors are awarded shares of phantom stock. Each share provides the holder the opportunity to earn a cash award equal to the fair market value of the Company's stock. The shares vest only upon sale of the Company, thus no compensation expense has been recognized on the awards to date.

(8) Notes Receivable from Stockholders

The Company has sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. The majority of the notes are from employees and contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven. As of December 31, 2007, the principal balance of the notes was $1,483,104.

(9) Stock Option Plan

In March 1997, the Company adopted the 1997 Stock Option Plan (the Plan) whereby a total of 2,000,000 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over five years with 25% of the options granted becoming exercisable after two years, and the remaining 75% vesting ratably over the following three years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

At December 31, 2007, there were 677,630 shares available for grant under the Plan. No options were granted in 2007.

Stock option activity during the periods indicated is as follows:

	Number of shares		Weighted average exercise price
Balance at December 31, 2006	30,000	$	3.00
Exercised	(30,000)		3.00
Forfeited	—		—
Balance at December 31, 2007	—		

There were no outstanding options at December 31, 2007.

(10) Stock Restriction Agreement

Under the terms of a stock restriction agreement, the Company shall have the first option to repurchase, on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by a stockholder. Upon death, termination of employment, or disability of a stockholder, the Company also shall have the first option to repurchase on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by the stockholder.

(11) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(12) Commitments and Contingencies

(a) Litigation

The Company is involved in various legal actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations or liquidity of the Company.

(b) Letter of Credit

The Company has a stand by letter of credit for performance under a lease for office space with a bank in the amount of $72,500.

(13) Property and Equipment

Property and equipment consist of the following at December 31:

		2007
Furniture	$	724,955
Equipment		1,413,391
Leasehold improvements		804,241
		2,942,587
Less accumulated depreciation and amortization		(1,917,263)
	$	1,025,324

(14) Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2007, the Company had no subordinated borrowings outstanding.

(15) Notes Receivable from Employees

Notes receivable from employees in the amount of $831,283 as of December 31, 2007, represent loans to nine employees to assist in funding the purchase of the Company's stock from their self-directed 401(k) plan. The notes receivable from employees are secured by all common stock of the Company owned. In addition, the Company has full recourse to the employees for payment. The notes are due in 2010 and bear interest at 4%, payable annually. As of December 31, 2007, the principal balance of the notes was $800,397, and accrued interest was $30,886. The notes call for annual principal payments related by formula to dividend distributions made by the Company.

Notes receivable from employees in the amount of $51,989 as of December 31, 2007 represent a loan to an employee which is secured by all common stock of the Company owned. The note is due in 2008 and bears interest at 6%, payable annually. As of December 31, 2007, the principal balance of the note was $50,000 and accrued interest was $1,989.

The remaining balance of $458,305 represents a short-term loan to an employee which was repaid in January 2008.

(Continued)

(16) Subsequent Events

Effective February 1, 2008, the Company completed a corporate reorganization, pursuant to which, through a series of transactions, the Company (formerly an Oregon corporation) became a Delaware limited liability company and a wholly-owned subsidiary of newly formed Pacific Crest Securities Holdings Inc. ("Holdings"). The former stockholders of the Company became stockholders of Holdings. Following completion of the reorganization, Holdings issued Preferred Stock in the amount of $17,000,000 and entered into a debt financing agreement of $13,000,000. Contemporaneously with the consummation of the preferred stock and debt transaction, Holdings used a substantial portion of the proceeds to repurchase and redeem certain shares of Holdings common stock. The preferred stock represents 36.2% of the ownership of Holdings and existing common stockholders of the Company own 63.8%.

For income tax purposes, the Company ceased being an S corporation effective February 1, 2008.

On January 30, 2008, the Company declared a distribution payable to shareholders of record equal to net income for the year ended December 31, 2007 less previous tax distributions made during the year. The Company anticipates making the distribution on or about March 15, 2008.

END